UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LMP AUTOMOTIVE HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

500 East Broward Blvd., Suite 1900
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33384
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination, and review of the information required to be presented in the Form 10-Q for the relevant fiscal quarter, specifically: 1) properly calculating basic EPS for participating securities using the two class method, and 2) computing proforma net revenue and net income for LMP Automotive Holdings, Inc.’s closed acquisitions, has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than 5 days after its original due date.

During the quarter ended September 30, 2021, the management of the Company commenced the process of re-evaluating the adequacy of design of its various business and entity level processes and underlying internal controls at both the corporate level and over the financially significant information received from its newly acquired dealerships. As a result of this ongoing evaluation, several material weaknesses in our internal control over financial reporting, in addition to those previously reported, were noted as follows:

●	The Company did not maintain a formalized set of accounting policies,

●	The Company did not maintain a formalized risk assessment process to identify financial risks and implement mitigating controls and monitoring activities,

●	The Company did not maintain effective controls over the review and approval of journal entries, account reconciliations, review of significant accounts and disclosures, and adequate documentation of management assumptions, estimates and judgments, and

●	The Company did not have adequate segregation of duties.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sam Tawfik	(954)	895-0352
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No (Quarterly Report on Form 10-Q for the period ended March 31, 2021).

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LMP AUTOMOTIVE HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16 2021	By:	/s/ Sam Tawfik
Name: Sam Tawfik
Title: Chief Executive Officer

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